UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial Statements

On September 30, 2025, Namib Minerals (the “Company”) released its unaudited financial results for the six months ended June 30, 2025, together with its unaudited condensed consolidated interim financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 and the related management’s discussion and analysis of financial condition and results of operations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited condensed consolidated interim financial statements of the Company as of June 30, 2025, and for the six months ended June 30, 2025 and 2024
99.2	Management’s discussion and analysis of financial condition and results of operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: September 30, 2025

2